February 28, 2025

Dato' Seow Gim Shen
Chief Executive Officer
BSKE Limited
2nd Floor Harbour Centre
159 Mary Street
George Town, Grand Cayman KY1-9006
Cayman Islands

       Re: BSKE Limited
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted February 13, 2025
           CIK No. 0002034400
Dear Dato' Seow Gim Shen:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4
Unaudited pro forma combined financial information
Noted to unaudited pro forma combined financial information, page 81

1. We noted your response to prior comment 7; however, the historical statement of operations of TTNP for the fiscal year ended September 30, 2024, should be derived by subtracting the financial result for the nine months ended September 30, 2023 from the combined financial results for the nine months ended September 30, 2024 and the fiscal year ended December 31, 2023, instead of 2024. Please revise. February 28, 2025
Page 2

2. It appears that your updated pro forma financial information contains mathematical errors and inconsistencies. Please address, but not limited to, the following:
          We noted your pro forma combined total assets do not agree to your pro forma
          combined total liabilities and stockholders    equity. Please revise.
          Please ensure your footnote references for each transaction accounting adjustment on page 79 are consistent with your footnotes on page 82.
          Please include a footnote for 3(b) for adjustment to amounts due to related parties in amount of $359 on page 79.
          Please provide a reconciliation to the $395,978 adjustment to additional paid-in capital on page 79.
          Please include a footnote for 4(a) for adjustment to General and administrative expenses in amount of $473 on page 80.
          Please review your pro forma presentation so that the columns and rows properly foot and cross-foot.
Industry Overview, page 125

3. Please file the consent of Mordor Intelligence as an exhibit to your registration statement. Refer to Securities Act Rule 436.
TalenTec Sdn. Bhd.
Consolidated statement of operations and comprehensive income, page F-50

4. We noted you have recorded other income in the amount of $82,896 for the years ended July 31, 2024, which represents approximately 53.6% of your total net income. Please disclose the nature of this other income.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Tahra Wright